UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Baker Hughes Company

State of incorporation/organization:	Commission File Number:	IRS Employer Identification Number:
Delaware	1-38143	81-4403168

Address of principal executive offices:	Person to contact in connection with this report:
575 N. Dairy Ashford Road, Suite 100 Houston TX 77079-1121	M. Georgia Magno Chief Legal Officer (713) 439-8600

Rule pursuant to which this form is being filed:	Period to which the information in this form applies:

☒ Rule 13p-1, 17 CFR 240.13p-1 – Securities Exchange Act, 15 U.S.C 78m(p) – Section 1502, Dodd-Frank Act ☐ Securities Exchange Act, 15 U.S.C 78m(q) – Section 1504, Dodd-Frank Act	January 1, 2023, to December 31, 2023

Section 1 – Conflict Minerals Disclosures

ITEM 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

REASONABLE COUNTRY OF ORIGIN INQUIRY

Determinations made.

Baker Hughes Company (“Baker Hughes,” “Company,” “we,” “our” and “us”), a Delaware corporation, determined that in calendar year 2023, we obtained conflict minerals necessary for the production of certain products manufactured or contracted to be manufactured for sale by the Company.

Description of inquiry.

The Company’s inquiry is described in this Specialized Disclosure Report, which includes our Conflict Minerals Report (the “Report”) attached to this Form SD as Exhibit 1.01.

Additional information on the Company’s conflict minerals compliance program can be found at the following web page: https://www.bakerhughes.com/conflict-minerals

Results of inquiry

As a result of better utilization of preferred suppliers and detailed evaluation of product-level spend information, in 2023 the Company decreased the number of suppliers we identified as possibly using conflict minerals in products manufactured or contracted to be manufactured for the Company. This focused approach resulted in better targeted communication and improved supplier response rate. We received information regarding conflict minerals in our supply chain from 596 relevant suppliers. Approximately 57% of the suppliers reported that they did not use conflict minerals in their products provided to the Company. Approximately 34% of the responding suppliers furnished relevant materials to the Company originating from the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, “DRC Region”). Approximately 9% of the responding suppliers furnished relevant materials to the Company that originated either outside of the DRC Region or from recycled or scrap sources. As a result of sanctions in Russia, certain Russian smelters are now deemed to be high-risk, and that resulted in an increase in the number of high-risk smelters compared to 2022. However, as a result of sourcing from our preferred suppliers, a detailed evaluation of product-level spend information and an increased number of product level reports from the suppliers, the Company was able to decrease the use of high-risk suppliers from 157 to 96 year-over-year. A table listing all originating countries and recycled or scrap sources for each Conflict Mineral is set forth as Paragraph 6 of the Report.

CONFLICT MINERALS DISCLOSURE

A copy of this Form SD and the Report for the calendar year ended December 31, 2023, are available for access by all interested parties on the Company’s public Internet website:

https://www.bakerhughes.com/conflict-minerals

ITEM 1.02	EXHIBIT

The Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits

ITEM 3.01	EXHIBITS

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Baker Hughes Company

/s/ Fernando Contreras	May 24, 2024
Fernando Contreras
Vice President – Legal Governance and Corporate Secretary